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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                            ------------------------

                              CENDANT CORPORATION
                                (Name of Issuer)
                           CENDANT STOCK CORPORATION
                      (Name of Person(s) Filing Statement)
                            ------------------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                  151313 10 3
                     (CUSIP Number of Class of Securities)

                                James E. Buckman
                           Cendant Stock Corporation
                              9 West 57(th) Street
                            New York, New York 10019
                                 (212) 413-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                  on Behalf of the Person(s) Filing Statement)
                            ------------------------

                                   COPIES TO:

               Eric J. Friedman                                   Eric J. Bock
   Skadden, Arps, Slate, Meagher & Flom LLP                    Cendant Corporation
               919 Third Avenue                                9 West 57th Street
           New York, New York 10022                         New York, New York 10019
                (212) 735-3000                                   (212) 413-1836

                            ------------------------

                                 June 16, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                  TRANSACTION                                       AMOUNT OF
                  VALUATION*                                       FILING FEE
                $1,125,000,000                                      $225,000

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder. This amount assumes the purchase of 50,000,000 shares of Cendant Corporation common stock, par value $.01 per share, at the maximum tender offer price per share of $22.50.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                                    Filing Party: N/A
Form of Registration No.: N/A                                                     Date File: N/A

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
    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Cendant Stock Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), to purchase up to 50,000,000 shares of Cendant common stock, par value $.01 per share ("Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $22.50 nor less than $19.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is Cendant Corporation. The address of its principal executive offices is 9 West 57(th) Street, New York, New York 10019.

    (b) The information set forth in the "Introduction", "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including executive officers, directors and affiliates of Purchaser and Cendant, although Purchaser and Cendant have been advised that, except as set forth in the "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase, no director or executive officer of Purchaser, Cendant or any of their subsidiaries intends to tender any Shares pursuant to the Offer.

    (c) The information set forth in the "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

    (d) This Statement is being filed by Purchaser, a wholly owned subsidiary of Cendant. The address of Purchaser's executive office is 9 West 57(th) Street, New York, New York 10019.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b) Inapplicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)--(j) The information set forth in the "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer", "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares", "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Schedule I--Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the "Introduction", "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer", "Section 9. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Schedule I--Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)--(b) The information set forth in "Section 11. Certain Information about Cendant" and "ANNEX A--Cendant Corporation Unaudited Pro Forma Consolidated Financial Statements" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages F-1 through F-59 of Cendant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, filed as exhibit (g)(1) hereto and (ii) pages 3 through 15 of Cendant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed as exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Inapplicable.

    (b) Inapplicable.

    (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

    (d) Inapplicable.

    (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(l)     Form of Offer to Purchase dated June 16, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(6)     Form of Letter dated June 16, 1999, to shareholders from Henry R. Silverman, the Chairman, President and Chief Executive Officer of Cendant.

(a)(7)     Form of Letter dated June 16, 1999, from Cendant to participants in the Cendant
           Corporation Employee Savings Plan, the Cendant Corporation Deferred
           Compensation Plan and the PHH Corporation Directors Deferred Compensation Plan,
           including the form of Direction Form to Merrill Lynch Trust Company of New
           Jersey, as trustees of the savings plans, from participants in the savings plans.

(a)(8)     Form of Letter dated June 16, 1999, from Merrill Lynch Trust Company of New
           Jersey to participants in Cendant's savings plans.

(a)(9)     Form of Letter dated June 16, 1999, from Cendant to participants in Cendant's
           Membership Services, Inc. Savings Incentive Plan, including the form of
           Direction Form to Neuberger & Berman Trust Company, as trustees of the plan, from participants in the savings plan.

(a)(10)    Form of Letter dated June 16, 1999, from Cendant to Unexchanged Holders of
           Shares.

(a)(11)    Form of Press Release issued by Cendant and Purchaser dated June 16, 1999.

(a)(12)    Form of Summary Advertisement dated June 17, 1999.

(a)(13)    Guidelines for Certification of Taxpayer Identification Number on Form W-9.

(c)        Agreement and Plan of Merger and Reorganization dated May 22, 1999, by and among PHH Corporation, a Maryland corporation and a wholly owned subsidiary of
           Cendant, PHH Holdings Corporation, a Texas corporation and a wholly-owned subsidiary of PHH, Avis Rent A Car, Inc., a Delaware corporation, and Avis
           Fleet Leasing and Management Corporation, a Texas corporation and a wholly owned subsidiary of Avis Rent A Car, Inc.

(f)        Exhibits (a)(1) through (a)(13) are incorporated herein by reference.

(g)(1)     Pages F-1 through F-59 of Cendant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998.

(g)(2)     Pages 3 through 15 of Cendant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CENDANT STOCK CORPORATION

                                By:  /s/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                     Name: James E. Buckman
                                     Title: Executive Vice President

Dated: June 16, 1999

                               INDEX TO EXHIBITS

ITEM       DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(l)     Form of Offer to Purchase dated June 16, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(6)     Form of Letter dated June 16, 1999, to shareholders from Henry R. Silverman, the Chairman, President and
           Chief Executive Officer of Cendant.

(a)(7)     Form of Letter dated June 16, 1999, from Cendant to participants in the Cendant Corporation Employee
           Savings Plan, the Cendant Corporation Deferred Compensation Plan and the PHH Corporation Directors
           Deferred Compensation Plan, including the form of Direction Form to Merrill Lynch Trust Company of New
           Jersey, as trustees of the savings plans, from participants in the savings plans.

(a)(8)     Form of Letter dated June 16, 1999, from Merrill Lynch Trust Company of New Jersey to participants in
           Cendant's savings plans.

(a)(9)     Form of Letter dated June 16, 1999, from Cendant to participants in Cendant's Membership Services, Inc.
           Savings Incentive Plan, including the form of Direction Form to Neuberger & Berman Trust Company, as
           trustees of the plan, from participants in the savings plan.

(a)(10)    Form of Letter dated June 16, 1999, from Cendant to Unexchanged Holders of Shares.

(a)(11)    Form of Press Release issued by Cendant and Purchaser dated June 16, 1999.

(a)(12)    Form of Summary Advertisement dated June 17, 1999.

(a)(13)    Guidelines for Certification of Taxpayer Identification Number on Form W-9.

(c)        Agreement and Plan of Merger and Reorganization dated May 22, 1999, by and among PHH Corporation, a
           Maryland corporation and a wholly owned subsidiary of Cendant, PHH Holdings Corporation, a Texas corporation and a wholly-owned subsidiary of PHH, Avis Rent A Car, Inc., a Delaware corporation, and
           Avis Fleet Leasing and Management Corporation, a Texas corporation and a wholly owned subsidiary of Avis
           Rent A Car, Inc.

(f)        Exhibits (a)(1) through (a)(13) are incorporated herein by reference.

(g)(1)     Pages F-1 through F-59 of Cendant's Annual Report on Form 10-K/A for the fiscal year ended December 31,
           1997.

(g)(2)     Pages 3 through 15 of Cendant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.